Exhibit 4.2

DESCRIPTION OF ABERCROMBIE & FITCH CO.’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 1, 2020, Abercrombie & Fitch Co. (“A&F,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A Common Stock, $0.01 par value (the “Class A Common Stock”).

The following paragraphs provide a summary of the material attributes of the capital stock of A&F, consisting of our Class A Common Stock; our Class B Common Stock, $0.01 par value (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”); and our Preferred Stock, $0.01 par value (the “Preferred Stock”). The following paragraphs summarize the provisions of A&F's Amended and Restated Certificate of Incorporation, as amended (the “Amended Certificate”), A&F's Amended and Restated Bylaws, as amended (the “Amended Bylaws”), and applicable provisions of the Delaware General Corporation Law (the “DGCL”), affecting the rights of the holders of our capital stock and are qualified in their entirety by reference to the Amended Certificate and the Amended Bylaws, copies of which have been filed with the Securities and Exchange Commission (the “SEC”), and such provisions of the DGCL.

General

The authorized capital stock of A&F consists of (a) 256,400,000 shares of Common Stock of which (i) 150,000,000 shares are designated as Class A Common Stock and (ii) 106,400,000 shares are designated as Class B Common Stock; and (b) 15,000,000 shares of Preferred Stock of which 100,000 shares are designated as Series A Participating Cumulative Preferred Stock (the “Series A Preferred Stock”). As of February 1, 2020, there were [•] shares of Class A Common Stock outstanding and no shares of Class B Common Stock or Preferred Stock outstanding.

The outstanding shares of our Class A Common Stock are listed on the New York Stock Exchange under the symbol “ANF.” The outstanding shares of our Class A Common Stock are fully paid and non-assessable.

Common Stock

Voting Rights

General. Holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the A&F stockholders. Holders of Class A Common Stock are not entitled to cumulate their votes in the election of directors. The A&F stockholders may only take action at an annual or special meeting of the stockholders. In any election of directors for which (i) the secretary of A&F receives a notice that a stockholder has nominated a person for election to the A&F Board of Directors in compliance with the applicable advance notice requirements set forth in the Amended Bylaws and (ii) such nomination has not been withdrawn by such stockholder within the time period prescribed by the Amended Bylaws (a “contested election”), the nominees receiving the greatest number of votes will be elected as directors of A&F. At any election of directors other than a contested election, nominees will be elected to the A&F Board of Directors by a majority of the votes cast for such nominee’s election. Subject to any special voting rights or requirements provided for in the Amended Certificate, in the Amended Bylaws or by law, other matters to be voted upon by A&F stockholders must be approved by a majority in voting interest of the A&F stockholders present in person or by proxy and voting thereon. If Class B Common Stock is issued in the future, the holders thereof would be entitled to three votes per share on all matters to be voted upon by the A&F stockholders but would otherwise have identical rights to those of the holders of Class A Common Stock. The Class A Common Stock and the Class B Common Stock would vote as a single class, subject to any voting rights granted to holders of Preferred Stock.

Supermajority Voting Rights. The Amended Certificate requires the affirmative vote of the holders of not less than 75% of the outstanding shares of A&F entitled to vote thereon in order to adopt amendments to the provisions of the Amended Certificate addressing (a) the manner in which the Amended Bylaws may be amended by the directors or the stockholders; (b) the term of office for our directors; (c) the requirement that actions be taken by the stockholders only at a meeting; (d) the factors to be considered by the directors in evaluating significant corporate transactions; (e) the manner in which our directors may be removed; (f) the required vote for amendment of the Amended Certificate; and (g) the vote required for approval of business combinations with 5% stockholders (which vote must also include the affirmative vote of the holders of not less than 75% of the outstanding shares entitled to vote thereon excluding the 5% stockholder(s) in question). Other amendments to the Amended Certificate must be approved in the manner prescribed by the Delaware General Corporation Law (the “DGCL”). If a proposed amendment to the Amended Certificate would adversely affect the powers, preferences or special rights of the shares of Class A Common Stock or

Class B Common Stock, the affirmative vote of not less than 75% of the outstanding shares affected by the proposed amendment, voting as a separate class, would also be required.

The Amended Certificate also requires the affirmative vote of not less than 75% of the outstanding shares entitled to vote thereon in order for the Amended Bylaws to be amended, altered, repealed or rescinded by the A&F stockholders or any proposed amendment to the Amended Certificate which would contravene any then existing provision of the Amended Bylaws to be adopted by the A&F stockholders.
Article ELEVENTH of the Amended Certificate (the “Supermajority Voting Provisions”) requires that any Business Combinations (as defined below) between A&F, or one of its subsidiaries, and an Interested Person (as defined below) receive the affirmative vote of not less than 75% of the then outstanding shares of Voting Stock (as defined below) held by stockholders other than the Interested Person, unless the proposed Business Combination has been approved by a majority of the Continuing Directors (as defined below). Such Continuing Director approval may be given either before or after the Interested Person in question achieves that status and if given, the Business Combination will require only the affirmative vote by the A&F stockholders, if any, required by law or otherwise. For purposes of the Supermajority Voting Provisions:

•
an “Interested Person” generally is defined as any person which, together with its affiliates and associates, “beneficially owns” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 as in effect on August 27, 1996) in the aggregate 5% or more of the outstanding Voting Stock of A&F, as well as any affiliate or associate of that person;

•
a “Business Combination” includes: (a) a merger or consolidation involving A&F, or any subsidiary thereof, and an Interested Person; (b) a sale, lease, exchange, transfer or other disposition of (i) a “substantial part” of the assets of A&F or any subsidiary thereof (i.e., assets constituting in excess of 20% of the fair market value of the total consolidated assets of A&F and its subsidiaries as of the end of the then most recent fiscal year) to an Interested Person or (ii) a substantial part of the assets of an Interested Person to A&F, or any subsidiary thereof; (c) the issuance or transfer by A&F, or any subsidiary thereof, of any securities of A&F, or any subsidiary thereof, to an Interested Person; and (d) a reclassification of securities, recapitalization or other comparable transaction involving A&F that would have the effect of increasing the voting power of any Interested Person with respect to the Voting Stock of A&F;

•
“Voting Stock” includes the outstanding shares of Common Stock and any outstanding shares of Preferred Stock entitled to vote on each matter as to which holders of Common Stock are entitled to vote; and

•
a “Continuing Director” is an individual serving as a member of the A&F Board of Directors immediately prior to the time the Interested Person in question acquires that status, or an individual who was elected or appointed to fill a vacancy after such time by a majority of the then-current Continuing Directors.

Quorum for Meetings of Stockholders. The holders of at least one-third of the voting power of A&F must be present in person or by proxy in order to constitute a quorum at a meeting of the A&F stockholders called by the A&F Board of Directors. Otherwise, the holders of a majority of the voting power of A&F must be present in person or by proxy in order to constitute a quorum.

    Dividends

Subject to the rights of the holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends when and as declared by the A&F Board of Directors out of the assets of A&F legally available therefor. A Delaware corporation, such as A&F, may generally pay dividends out of its surplus or if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Other Rights

On liquidation, dissolution or winding up of the affairs of A&F, after payment in full of the amounts required to be paid to the holders of Preferred Stock, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets and funds legally available for distribution to the holders of Common Stock.

No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.

Under the DGCL, A&F may generally repurchase shares of Common Stock out of surplus. However, any such repurchase would be subject to the rights of the holders of any outstanding Preferred Stock and any restrictions in A&F’s financing agreements.

Preferred Stock

Preferred Stock is issuable from time to time in one or more series with such designations, rights, privileges, restrictions and conditions as the A&F Board of Directors may fix and determine. Under the Amended Certificate, the A&F Board of Directors is authorized to determine the voting, dividend, conversion, redemption and liquidation rights, preferences and limitations applicable to each series of Preferred Stock.

Rights of Holders of Series A Preferred Stock

Pursuant to the authority conferred upon the A&F Board of Directors under the Amended Certificate, the A&F Board of Directors on July 16, 1998 created the Series A Preferred Stock as evidenced by the Certificate of Designation of Series A Participating Cumulative Preferred Stock of A&F, dated July 21, 1998, a copy of which has been filed with the SEC (the “Certificate of Designation”). The A&F Board of Directors may, without further action by the A&F stockholders, issue up to 100,000 shares of Series A Preferred Stock for such consideration and on such terms and conditions as may be determined by the A&F Board of Directors. The number of shares designated as Series A Preferred Stock may be increased or decreased by resolution of the A&F Board of Directors but may not be decreased to a number less than the number of shares then outstanding plus the number of shares issuable upon exercise or conversion of all outstanding rights, options or other A&F securities.

Voting Rights. In addition to any other voting rights required by the DGCL, the holders of any Series A Preferred Stock would be entitled to 1,000 votes per share on all matters to be voted upon by the A&F stockholders, subject to anti-dilution adjustments in the event of future changes in A&F’s capitalization. The holders of Series A Preferred Stock would vote as a single class with the holders of Common Stock on the matters to be voted upon by the A&F stockholders, except as provided in the Certificate of Designation or by law. The Certificate of Designation provides that holders of Series A Preferred Stock would have the right to elect two directors if dividends thereon were in arrears in an amount equal to six quarterly dividends. In addition, the Amended Certificate may not be amended in any manner which would adversely affect the powers, preferences or special rights of the Series A Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

Dividend Rights. The holders of any Series A Preferred Stock would be entitled to receive, when, as and if declared by the A&F Board of Directors out of funds legally available for the payment of dividends, quarterly dividends payable in cash on the third Monday of February, May, August and November of each year (each date being a “Quarterly Dividend Payment Date”) commencing on the first Quarterly Dividend Payment Date after the first issuance of any share of Series A Preferred Stock. The quarterly dividends would be in an amount per share equal to the greater of: (a) $1.00; and (b) subject to anti-dilution adjustments in the event of future changes in A&F's capitalization, the sum of (i) 1,000 times the aggregate per share amount of all cash dividends; and (ii) 1,000 times the aggregate per share amount of all non-cash dividends (other than dividends payable in Class A Common Stock or subdivisions of the outstanding Common Stock) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date (or the date of issuance of the Series A Preferred Stock in the case of the first Quarterly Dividend Payment Date). Dividends on the Series A Preferred Stock would be cumulative. If dividends payable to holders of Series A Preferred Stock were in arrears, A&F would not be able to declare or pay dividends on the Common Stock, or repurchase any of the Common Stock.

Liquidation Rights. On liquidation, dissolution or winding up of A&F, before any distribution would be made to holders of Common Stock, the holders of any outstanding of any outstanding Series A Preferred Stock would be entitled to receive an amount per share equal to the greater of: (a) $1.00 per share, plus an amount equal to all accrued and unpaid dividends to the date of payment; and (b) 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, subject to anti-dilution adjustments in the event of future changes in A&F's capitalization.

Redemption. Any outstanding Series A Preferred Stock would not be redeemable.

Other Rights. If A&F were to enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, outstanding shares of Series A Preferred Stock would, at the same time, be similarly exchanged for or changed into an amount per share, subject to anti-dilution adjustments in the event of future changes in A&F’s capitalization, equal to 1,000 times the aggregate amount of the stock, securities, cash or any other property, as the case may be, into which or for which each share of Common Stock had been changed or exchanged.

Other Provisions Affecting Capital Stock

Director Nomination Procedures; Number of Directors

The Amended Certificate provides for the annual election of directors. Under the Amended Bylaws, the number of directors on the A&F Board of Directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) may not be less than four nor more than thirteen, the exact number to be determined by the affirmative vote of a majority of the whole authorized number of directors. The Amended Bylaws require that a stockholder nomination for election to the A&F Board of Directors at an annual meeting of stockholders or a special meeting of stockholders called for such purpose be made in writing and delivered in person or mailed by United States certified mail to the secretary of A&F and received at A&F's principal executive offices, (a) in the case of an annual meeting of stockholders, not less than 120 nor more than 150 days before the anniversary date of the immediately preceding annual meeting of stockholders; except that, in the event that the date of the annual meeting is not within 25 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, notice by the stockholder must be received at A&F’s principal executive offices no later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed or publicly disclosed, whichever occurs first or, (b) in the case of a special meeting of stockholders, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or publicly disclosed, whichever occurs first.
Each stockholder nomination must contain the following information, among other things: (a) the name and address of the nominating stockholder and the name and principal place of business of the beneficial owner, if any, on whose behalf the nomination is being made (the “beneficial owner”); (b) the name, age, business address and, if known, residence address of the nominee; (c) the principal occupation or employment of the nominee; (d) the class and number of shares of capital stock of A&F owned beneficially or of record by each of the nominating stockholder, the beneficial owner and the nominee; (e) the name of any holder of shares of capital stock of A&F owned beneficially but not of record by each of the nominating stockholder, the beneficial owner and the nominee, and the number of shares so held; (f) any transaction entered into by or on behalf of the nominating stockholder, the beneficial owner or the nominee with respect to any capital stock of A&F; (g) any transaction, agreement, arrangement or understanding made by or on behalf of the nominating stockholder, the beneficial owner or the nominee with the effect or intent of mitigating loss to, or managing the risk or benefit of stock price changes for, such person or increasing or decreasing the voting power or pecuniary or economic interest of such person with respect to any capital stock of A&F; (h) any other information concerning the nominating stockholder, the beneficial owner or the nominee that would be required to be disclosed in proxy solicitations for elections of directors under the SEC’s rules; and (i) a description of all agreements, arrangements or understandings between the nominating stockholder or the beneficial owner and the nominee or any other person providing for the nomination or any material interest of the nominating stockholder or the beneficial owner in such nomination. Each nomination must be accompanied by the written consent of the nominee to be named in the proxy statement and to serve if elected and to the public disclosure of the information provided to A&F.
Under the Amended Bylaws, any stockholder who has, or any group of up to 20 stockholders who, collectively and individually, have, maintained continuous qualifying ownership of at least 3% of the outstanding shares of Common Stock for at least the previous three years will be permitted to include a specified number of director nominees in A&F’s proxy materials for an annual meeting of A&F stockholders. If A&F’s market capitalization (calculated in the manner provided in the Amended Bylaws) is at least $2.5 billion, the maximum number of stockholders that may form a group constituting an eligible stockholder will be increased from 20 to 25 stockholders. Subject to the limitations set forth in the Amended Bylaws, the maximum number of candidates nominated by all eligible stockholders that A&F will be required to include in its proxy materials for an annual meeting of stockholders is 25% of the number of directors in office as of the last day on which a notice of nomination may be delivered to A&F under the advance notice provisions in the Amended Bylaws applicable to shareholder nomination (or, if such calculation does not result in a whole number, the closest whole number below 25%).
If the number of stockholder-nominated candidates exceeds the nominee limit, each nominating stockholder will select one proposed nominee for inclusion in A&F’s proxy materials, beginning with the nominating stockholder with the largest qualifying ownership and proceeding through the list of nominating stockholders in descending order of qualifying ownership, until the nominee limit is reached.

In addition to the information required by the advance notice provisions of the Amended Bylaws, a nominating stockholder seeking to include a director nominee in A&F’s proxy materials for an annual meeting of stockholders will be required to provide certain information to A&F, including:

•
verification of, and information regarding, the nominating stockholder’s ownership of shares of Common Stock as of the date of the submission of the nomination and continuous qualifying ownership through the record date for the annual meeting of stockholders;

•	a copy of the nominating stockholder’s notice on Schedule 14N that has been filed with the SEC; and

•	the written consent of the nominating stockholder to the public disclosure of the information provided to A&F.

Each nominating stockholder seeking to include a director nomine in A&F’s proxy materials for an annual meeting of stockholders will be required to make certain representations to and agreements with A&F, including:

•	lack of intent to change or influence control of A&F;

•	intent to maintain qualifying ownership through the date of the annual meeting of stockholders;

•	intent to maintain qualifying ownership for at least one additional year after the date of the annual meeting of stockholders;

•	refraining from nominating any person for election to the A&F Board of Directors other than the stockholder’s nominee(s) submitted through the proxy access process;

•	intent to be present in person or by proxy to submit the stockholder’s nomination at the annual meeting of stockholders;

•	engaging and/or participating only in the solicitation of the nominees of the stockholder or of the A&F Board of Directors;

•	not distributing any form of proxy for the annual meeting of stockholders other than the form distributed by A&F;

•	complying with solicitation rules and assuming liabilities related to and indemnifying A&F against losses arising out of the nomination;

•	the accuracy and completeness of all facts, statements and other information provided to A&F; and

•
recalling any outstanding shares of Common Stock that have been loaned by or on behalf of the stockholder to another person that are to be counted for purposes of determining the stockholder’s qualifying ownership and eligibility to nominate directors, upon being notified that any of the stockholder’s nominees will be included in A&F’s proxy materials for the applicable annual meeting of stockholders.

Each stockholder nominee will also be required to make certain representations to and agreements with A&F, including:

•	not becoming a party to any voting agreements or commitments to act or vote as a director on any issue or question that has not been disclosed to A&F;

•
not becoming a party to any compensatory, reimbursement or indemnification arrangements with a person or entity other than A&F in connection with such nominee’s candidacy for director or service or action as a director;

•	complying with applicable laws and stock exchange requirements and A&F’s policies and guidelines applicable to directors; and

•	the accuracy and completeness of all facts, statements and other information provided to A&F.

Notwithstanding compliance with the foregoing procedures, A&F will not be required to include a stockholder nominee in A&F’s proxy materials if:

•	he or she has been nominated on an opposing slate under the advance notice of nomination provisions of the Amended Bylaws;

•	the stockholder who nominated him or her is soliciting for one or more candidates nominated on an opposing slate under the advance notice of nomination provisions of the Amended Bylaws;

•	the nominee becomes party to a voting agreement or commitment to act or vote as a director on any issue or question that has not been disclosed to A&F;

•
the nominee becomes party to a compensatory, reimbursement or indemnification arrangement with a person or entity other than A&F in connection with such nominee’s candidacy for director or service or action as a director;

•	the nominee is not independent under any applicable independence standards;

•
the election of the nominee would cause A&F to violate the Amended Bylaws or the Amended Certificate, any stock exchange requirements or any other applicable state or federal laws, rules or regulations;

•	the nominee has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years;

•	the nominee is the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten years; or

•	the nominee or the nominating stockholder has provided false or misleading information to A&F or breached any of such person’s respective obligations under Section 2.04 of the Amended Bylaws.

The Amended Bylaws provide that a stockholder nomination may be declared defective by the A&F Board of Directors or the chairman of the annual meeting of stockholders if the nominee or nominating stockholder breaches any of his or her respective obligations under Section 2.04 of the Amended Bylaws or the nominating stockholder does not appear at the annual meeting of the stockholders in person or by proxy to present the nomination. Any stockholder nominee who is included in A&F’s proxy materials but subsequently withdraws from or becomes ineligible or unavailable for election at an annual meeting of stockholders will be ineligible for nomination for the next two succeeding annual meetings of A&F stockholders.
No person may be elected as a director unless he or she has been nominated by a stockholder in compliance with the advance notice and proxy access provisions for director nominations in the Amended Bylaws or by the A&F Board of Directors.

Calling Special Meetings of the Stockholders

The Amended Bylaws do not entitle stockholders to call a special meeting of the stockholders, but instead provide that any such special meeting may only be called by the chairman of the A&F Board of Directors, the chief executive officer, the president, or in case of the president’s death, absence or disability, the vice president, if any, authorized to exercise the authority of the president, or a majority of the A&F Board of Directors acting with or without a meeting. The Amended Certificate provides that, under limited circumstances and only in the event that A&F has defaulted in certain obligations with respect to the Series A Preferred Stock, the stockholders owning in the aggregate not less than 10% of the total number of outstanding shares of Preferred Stock, when and if issued, may request the calling of a special meeting of holders of Preferred Stock for the purpose of electing directors.

    Advance Notification of Stockholder Proposals

The Amended Bylaws provide for an advance notice procedure for stockholder proposals to be considered at annual meetings of stockholders. Notice of the intent to submit a proposal at an annual meeting must be made in writing and delivered in person or mailed by United States certified mail to the secretary of A&F and received at A&F’s principal executive offices not less than 120 nor more than 150 days before the anniversary date of the immediately preceding annual meeting of stockholders; except that, in the event that the date of the annual meeting is not within 25 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, notice by the stockholder must be received at A&F’s principal executive offices no later than the close of business on the tenth day following the date on which notice of the annual meeting was mailed or publicly disclosed, whichever occurs first. Each stockholder’s notice of intention to submit a proposal at an annual meeting must contain the following information, among other things: (a) the name and address of the submitting stockholder; (b) the class and number of shares of capital stock of A&F beneficially owned by the submitting stockholder (including the name in which the shares are registered); (c) any transaction entered into by or on behalf of the submitting stockholder, or any affiliates or associates thereof, with respect to capital stock of A&F; (d) any transaction, agreement, arrangement or understanding made by or on behalf of the submitting stockholder, or any affiliates or associates thereof, with the effect or intent of mitigating loss to, or managing the risk or benefit of stock price changes for, such person or increasing or decreasing the voting power or pecuniary or economic interest of such person with respect to capital stock of A&F; (e) a representation that the stockholder intends to appear at the annual meeting in person or by proxy to submit the proposal; (f) a description of all agreements, arrangements or understandings between or among the submitting stockholder, or any affiliates or associates thereof, and any other persons in connection with the proposal of said business and any material interest of the submitting stockholder, or any affiliates or associates thereof, in the proposal; (g) a brief description of the proposal, including the resolutions to be presented at the annual meeting and the reasons for conducting the proposed business at the annual meeting; and (h) any other information concerning the submitting stockholder that would be required under the SEC’s rules to be disclosed in proxy solicitations for the proposed business to be brought by such submitting stockholder.